Mail Stop 7010

      August 8, 2005


Mr. Thomas B. Sabol
Executive Vice President Chief Financial Officer
Wolverine Tube, Inc.
200 Clinton Avenue West, Suite 1000
Huntsville, Alabama 35801


	Re: 	Form 10-K for Fiscal Year Ended December 31, 2004
                   	Form 10-Q for Fiscal Quarter Ended March 31,
2005
	       	File No. 1-12164


Dear Mr. Sabol:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

      If you have any further questions regarding our review of your filings, please direct them to Gus Rodriguez, Staff Accountant, at
(202) 551-3752 or, in his absence, to Nate Cheney at (202) 551-
3714.


							Sincerely,


							Rufus Decker
							Accounting Branch Chief
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Mr. J. Gordon Beittenmiller
March 25, 2005
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE